EXHIBIT 5.2
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                          Minneapolis, Minnesota 55402

   December 21, 2004



Wits Basin Precious Minerals Inc.
520 Marquette Avenue, Suite 900
Minneapolis, MN  55402

      Re:   Investment Company Status

Ladies and Gentlemen:

      We have been engaged by Wits Basin Precious Minerals Inc., a Minnesota corporation (the "COMPANY"), for the purpose of assessing its status as an "investment company" under the Investment Company Act of 1940, as amended (the "ACT"), for the period of time from June 26, 2003 through August 29, 2004 (the "SUBJECT PERIOD").

      The following opinions are based upon the existing provisions of the Act, rules and regulations promulgated by and decisions of the Securities and Exchange Commission (the "COMMISSION") under the Act, and various no-action letters and other stated positions of the Commission's staff (the "STAFF"), any of which could be repealed, modified, or rescinded at any time. Any such changes may be retroactive and could significantly modify the statements and opinions contained herein. Similarly, any change in the facts and circumstances stated below, upon which our opinions are based, could modify the conclusions herein.

      We opine only as to the matters expressly set forth herein, and no opinions should be inferred as to any other matters, including, without limitation, the Company's status as an investment company at any time other than the Subject Period. This opinion represents our judgment as to the possible outcome of the issues discussed. Our opinion is not binding on the Commission, the Staff, any court or any other third party, including any of the Company's shareholders or other investors. We can give no assurance that the Staff or any other third party will not challenge the conclusions set forth herein and prevail in any action or proceeding in such a manner that the Company is held liable for failing to comply with the requirements of the Act.

      The opinions set forth in this letter are based on the facts and assumptions as stated and the documents, representations and statements to which reference is made herein, including the Company's Amendment No. 4 to Registration Statement on Form S-2, File No. 333-110831 (the "REGISTRATION STATEMENT"), as well as other investigations of facts as we have deemed necessary or appropriate. Any inaccuracy in such fact, representation, statement, assumption, or any amendment to such documents, may have the effect of changing all or a portion of the opinions set forth herein.

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Wits Basin Precious Minerals Inc.
December 21, 2004
Page 2


      In connection with the rendering of our opinions set forth herein, we have examined copies of the Registration Statement, the Heads of Agreement (as defined herein), Active Hawk JV Agreement (as defined herein) and such other corporate documents and records, and have made such investigations of law as we have deemed necessary in order to give the opinions hereinafter set forth.

      We have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to the originals of all documents submitted to us as copies. We have also assumed that all documents examined by us and executed by parties other than the Company have been duly and validly authorized, executed and delivered by, and are legally valid and binding on and enforceable against, each of the parties thereto, other than the Company. As to matters of fact, we have relied on a certificate of the officers of the Company and we have no reason to believe that we are not entitled to so rely.

      We are members of the bar of the State of Minnesota and the opinions set forth herein are limited to the laws of such state and the federal laws of the United States. To the extent we examined or relied upon any of agreement to which the Company is a party and such agreement provides by its terms that it is to be governed by the laws of the state or jurisdiction other than the State of Minnesota or the United States, we have assumed without investigation or review that the internal law of such other jurisdiction is identical to the internal law of the State of Minnesota. No opinion is expressed as to the laws of any other jurisdiction or to the effect which the laws of any other jurisdiction might have on the subject matter of the opinion hereinafter set forth under conflict of law principles or otherwise.

I.    FACTS AND ASSUMPTIONS

      We have been advised of the following facts and/or have made the following assumptions:

      At all relevant times prior to December 31, 2002, the Company was engaged in two lines of business: providing accounting software applications to the small and medium-sized business market and providing industry-specific software for managing documents and other information on a hosted basis. In March and April 2003, the Company sold substantially all of its assets relating to both of its businesses in two separate transactions, the last of which was completed April 30, 2003. Immediately following April 30, 2003, the Company had no operating assets.

      Following the sale of its software businesses, the Company began exploring a variety of options for a new business. After discussions with various parties, the Company's board of directors determined to acquire an interest in certain gold exploration and mineral rights held by Hawk Precious Minerals Inc., an Ontario-based company ("HAWK"). On June 26, 2003, the Company entered into a joint venture agreement (the "ACTIVE HAWK JV AGREEMENT") with Hawk in which the Company and Hawk (through its U.S. subsidiary) formed a Minnesota limited liability company known as Active Hawk LLC ("ACTIVE HAWK"). The Active Hawk JV Agreement provided that Active Hawk would be initially owned 50 percent by the Company and 50 percent by Hawk. In exchange for its 50 percent interest, the Company issued to Hawk 3,750,000 shares of its common stock and acquired an option to purchase Hawk's 50 percent interest in Active Hawk in exchange for payment of an additional 2.5 million shares of the Company's common stock. Hawk received its 50 percent interest in exchange for contributing to Active Hawk its interest in two gold exploration

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Wits Basin Precious Minerals Inc.
December 21, 2004
Page 3


projects, consisting of certain mineral interests represented by patented claims near Wawa, Ontario, known as the Holdsworth Project, and its right to acquire an interest and participate in an exploration project in the Republic of South Africa, known as the FSC Project. The Company exercised its option to acquire the remaining 50 percent of Active Hawk on November 7, 2003; since that date Active Hawk has been wholly-owned by the Company.

      FSC PROJECT AND THE HEADS OF AGREEMENT.

      During the Subject Period, the Company's right to participate in the FSC Project resulted from its rights under a Heads of Agreement dated June 4, 2003 originally entered into between Hawk, AfriOre International (Barbados) Ltd ("AFRIORE") and AfriOre's wholly-owned subsidiary Kwagga Gold (Proprietary) Ltd. ("KWAGGA"). Hawk assigned its rights under the Heads of Agreement to Active Hawk in connection with the Active Hawk JV Agreement on June 26, 2003. At all times during the Subject Period, Kwagga owned the exploration and mineral rights to the FSC Project in South Africa. Under the Heads of Agreement, Active Hawk was entitled to a number of voting shares equal to an initial 35 percent equity interest in Kwagga upon satisfaction of an initial commitment of $2.1 million. During the Subject Period, and on behalf of Active Hawk, the Company advanced to AfriOre/Kwagga a total of $2.025 million in satisfaction of the initial $2.1 million commitment. The Heads of Agreement provided that the Company's advances were to be used to fund mineral exploration activities on the FSC Project, which have consisted primarily of a mineral exploration drilling program. Upon satisfaction of the initial $2.1 million commitment and provided AfriOre determined to continue mineral exploration activities, the Heads of Agreement provided that the Company would be entitled to acquire an additional 15 percent interest for aggregate consideration of $1.4 million and, if the Company elected to make such additional investment, it would thereafter be entitled to preemptive rights in order to maintain its ownership percentage, subject to an offer to purchase up to a 28 percent stake in Kwagga that would be offered to an "Empowerment Group" (as defined in the Heads of Agreement), in accordance with South African law.

      Under the terms of the Heads of Agreement, the Company was not entitled to its 35 percent equity stake in Kwagga until it had advanced the entire $2.1 million commitment, which did not occur until August 30, 2004. The Heads of Agreement provided that the Company was entitled to receive certain updates and reports from AfriOre concerning the status of mineral exploration activities conducted and the expenditures made to date in respect of such mineral exploration activities. The Heads of Agreement further provided that, other than the aforementioned reports and updates, that the Company was not entitled to "receive any other information or reports respecting work carried out on the [project area], to examine any records, data or information respecting the Project or to have access to or the right to inspect the [project area] or the work carried out thereon."(1)

      The Heads of Agreement also contemplated that the parties would negotiate and execute a definitive shareholder agreement that would govern their relationship as shareholders in Kwagga and provide for the management of that company. After numerous months of negotiations among the

----------
(1) See Heads of Agreement, at Section 12.5, attached as Exhibit 10.17 to the Company's Form S-2/A filed on March 2, 2004 (SEC File No. 333-110831).

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Wits Basin Precious Minerals Inc.
December 21, 2004
Page 4


parties and their counsel, the Company, AfriOre and Kwagga (2) entered into a definitive shareholder agreement on August 27, 2004, as amended August 30, 2004 (the "SHAREHOLDERS AGREEMENT").(3) Although the Company received a pro rata number of shares of Kwagga based on its total advance through August 27, 2004 of $2,025,0000, those shares were subject to redemption by Kwagga for an aggregate payment of $1 in the event the Company failed to satisfy the $75,000 balance left on its $2.1 million commitment by a date specified in the Heads of Agreement. When the Company finally satisfied such balance on August 30, 2004, it gained significant additional rights with respect to the management of Kwagga, including the right to appoint one-half of the Kwagga board of directors and the right to consent to certain significant corporate transactions.

      HOLDSWORTH PROJECT.

      In connection with the Active Hawk transaction in June 2003, the Company also acquired certain mineral rights relating to 19 patented claims covering approximately 304 hectares near the town of Wawa in northern Ontario, known as the Holdsworth Project. The claims allow the Company to conduct both exploration and exploitation activities in the oxide zones of the project area.

      BRAZMIN LTDA.

      In February 2004, the Company acquired 99.99 percent of the outstanding capital stock of Brazmin Ltda., a Brazilian company that owned the mineral rights to four separate properties in Brazil in which it was suspected that gold may exist. The Company acquired Brazmin in exchange for $50,000 in cash, 700,000 shares of the Company's common stock and a warrant to purchase an additional 150,000 shares of common stock at a price of $1.50 per share.

      On or about July 19, 2004, after determining that it did not then have the capital necessary to maintain the rights to the Brazmin properties, the Company sold its interest in Brazmin back to its original seller in exchange for (a) $50,000 in cash, of which $25,000 was paid at closing and $25,000 is payable on or before December 31, 2004, (b) a cash payment of $100,000 in the event that Brazmin commences a pre-feasibility study on one of the four properties, (c) a cash payment of $100,000 in the event that Brazmin commences a bankable feasibility study on one of the four properties, (d) a 10% carried interest in Brazmin or its assigns or successors interest of the four properties up until completion of a bankable feasibility process, and (e) a 10% payment of any proceeds obtained by Brazmin for the sale or partial sale of any of the four properties. In addition, the Company's original seller surrendered 400,000 of the 700,000 shares of common stock issued to it in February 2004, but retained the warrant to purchase 150,000 shares of common stock.

----------

(2) The rights to the FSC Project are held by Kwagga Gold (Proprietary) Limited, which is a wholly-owned subsidiary of Kwagga Gold (Barbados) Limited. For purposes of this opinion, references to "Kwagga" mean the two companies on a combined basis.

(3) A copy of the Shareholders Agreement has been filed as an exhibit to the Company's Form 8-K filed on September 1, 2004.


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Wits Basin Precious Minerals Inc.
December 21, 2004
Page 5


      MCFAULDS LAKE

      On June 10, 2004, the Company acquired the right to receive a 70% interest, subject to a 2% royalty and 2% diamond royalty, in 5 mining claims covering approximately 3,200 acres in the McFaulds Lake area of northern Ontario under a portion of an option held by Hawk that was assigned to the Company; Hawk maintained the right to acquire the remaining 30 percent interest in the McFaulds Lake Project. It is believed that the project area contains gold and/or copper. In order to maintain its right to acquire the fractional interest in the mineral interests, the Company has made required cash payments to Hawk totaling Cdn$60,000 and has issued to Hawk 200,000 shares of its common stock. The Company is also required to pay aggregate exploration expenditures of Cdn$200,000 by May 1, 2005.(4)

      VALUE OF COMPANY'S UNCONSOLIDATED ASSETS.

      Excluding cash items, the value of the Company's unconsolidated assets as of the end of each fiscal quarter during the Subject Period beginning with the quarter ended June 30, 2003 and ending with the quarter ended September 30, 2004 are set forth as follows:


JUNE 30, 2003                        VALUE         %    MARCH 31, 2004                     VALUE         %
-------------                        -----         -    --------------                     -----         -
Hosted Solutions Business        $     25,000      3.0  Prepaid consulting services    $    459,000    18.0
FSC Project                           729,000     86.3  FSC Project                       1,109,000    43.5
Holdsworth                             17,000      2.0  Holdsworth                           10,000     0.4
Miscellaneous                          74,000      8.7  Brazmin Ltda.                       909,000    35.6
                                 ------------
   Total                         $    845,000            Miscellaneous                       65,000     2.5
                                                                                       ------------
                                                           Total                       $  2,552,000

SEPTEMBER 30, 2003                                      JUNE 30, 2004
------------------                                      -------------
Prepaid consulting services      $      3,000      0.6  Prepaid consulting services    $    412,000    23.6
FSC Project                           397,000     80.4  FSC Project                       1,217,000    69.7
Holdsworth                             17,000      3.4  Holdsworth                            7,000     0.4
Miscellaneous                          77,000     15.6  Brazmin Ltda.                        50,000     2.9
                                 ------------
Total                            $    494,000           Miscellaneous                                   3.4
                                                                                       ------------
                                                                                             59,000
                                                           Total                       $  1,745,000

DECEMBER 31, 2003                                       SEPTEMBER 30, 2004
-----------------                                       ------------------
Prepaid consulting services      $    613,000     28.4  Prepaid consulting services    $    364,000    24.1
FSC Project                         1,463,000     67.7  Brazmin account receivable           25,000     1.7
Holdsworth                             14,000      0.6  FSC Project                         968,000    64.1
Miscellaneous                          71,000      3.3  Holdsworth Project                    3,000     0.2
                                 ------------
   Total                         $  2,161,000           McFaulds Lake Project                97,000     6.4
                                                        Miscellaneous                        53,000     3.5
                                                                                       ------------
                                                           Total                       $  1,510,000

----------
(4) We have been advised that, in December 2004, the Company and Hawk collectively granted to MacDonald Mines Exploration Ltd. an option to acquire a 55 percent interest in the McFaulds Lake Project, which, if exercised, would dilute the Company's interest in the project on a pro rata basis.

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Wits Basin Precious Minerals Inc.
December 21, 2004
Page 6


II.   SUMMARY OF LAW AND ANALYSIS

      Section 3(a)(1) of the Act defines an investment company as "any issuer which -

      * * *

            (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."

Because the value of the Company's interest in the FSC Project at all times during the Subject Period exceeded 40 percent of the Company's unconsolidated assets, excluding cash and Government securities, we have assumed for purposes of the opinions set forth below and without further investigation that the Company met the threshold definition of "investment company" set forth in
Section 3(a)(1).

      Section 3 of the Act also provides various exclusions from the threshold definition of investment company set forth in Section 3(a)(1). For example,
Section 3(c)(9) of the Act excepts from the definition of an investment company "[a]ny person substantially all of whose business consists of owning or holding oil, gas, or other mineral royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts relative to such royalties, leases, or fractional interests."

      Based on Commission and Staff interpretations, Section 3(c)(9) can be broken down into four interpretive issues:(5)

      (1)   what constitutes "substantially all" of an issuer's business;

      (2) what constitutes "owning or holding" eligible oil, gas, and mineral assets;

      (3) what constitutes eligible oil, gas and mineral assets - in other words, what constitutes "oil, gas, or other mineral royalties or leases, or fractional interests therein;" and

      (4) what constitutes a "certificate of interest or participation in" or an "investment contract relative to" eligible oil, gas and mineral assets.

      A. "SUBSTANTIALLY ALL" OF THE COMPANY'S BUSINESS CONSISTED OF OWNING AND HOLDING ELIGIBLE MINERAL ASSETS.

----------
(5)   See Robert H. Rosenblum, Investment Company Determination under the 1940
      Act: Exemptions and Exceptions, at ss. 18.1.

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Wits Basin Precious Minerals Inc.
December 21, 2004
Page 7


      At all times during the Subject Period, the Company's business has consisted exclusively of its right to participate in the FSC Project under the Heads of Agreement, its ownership of mineral rights in the Holdsworth Project, its ownership of Brazmin Ltda., and its participation rights in the McFaulds Lake Project. The only other assets that the Company has held during the Subject Period consisted of an account receivable relating to its software business, a prepaid expense item relating to certain investor relations consulting services to be rendered on behalf of the Company, and a $25,000 receivable relating to the Company's July 2004 disposition of Brazmin Ltda. Provided that the Company's interests in the FSC Project, Brazmin, Holdsworth Project and McFaulds Lake Project constitute eligible mineral assets for purposes of Section 3(c)(9) (which is analyzed below), all or substantially all of the Company's business related to such assets.

      B. THE COMPANY "OWNED OR HELD" ELIGIBLE MINERAL ASSETS DURING THE SUBJECT PERIOD.

      In order to be eligible to rely on Section 3(c)(9), an issuer must also be in the business of owning or holding eligible oil, gas or mineral assets. Although there appears to be little interpretive guidance on this issue, the Staff has previously made clear that Section 3(c)(9) is not available to an issuer that "deals or trades" in such assets.(6) Further, the Staff has previously indicated that Section 3(c)(9) is not available to an issuer that makes loans to an oil and gas limited partnership.(7)

      Since the Company became involved in the precious mineral exploration business in June 2003, it has continued to hold each of its mineral rights, except for Brazmin. The Company's July 2004 disposition of Brazmin essentially amounted to an unwinding its original February 2004 acquisition of that company. The Company acquired its original interest in the FSC and Holdsworth Projects in June 2003 and, although the FSC Project interest since turned into an ownership of stock in the company that held the mineral rights to the FSC Project, the Company has continued to hold interests in those projects from the beginning of the Subject Period through the date hereof. Further, the Company has continued to own its participation right in McFaulds Lake since it acquired it in August 2004 through the date hereof. The Company's stated purposes with respect to each mineral interest it acquired during the Subject Period and the duration that the Company has held such interest (other than its interest in Brazmin) do not indicate any "trading or dealing" in such assets.

      Further, unlike the proposed issuer in Damson, none of the Company's interests in its mineral assets acquired or held during the Subject Period resembled a loan or an arrangement in which the Company served as a lender. The largest asset that the Company held during the Subject Period was its rights relating to the FSC Project through the Heads of Agreement. The Heads of Agreement, however, was not a loan agreement nor did it otherwise contemplate that the Company's advances to Kwagga under that agreement constituted a loan. To the contrary, the sole condition triggering an obligation of Kwagga or AfriOre to return to the Company monies it had advanced under the Heads of Agreement was AfriOre's determination that it no longer wished to pursue exploration activities at the FSC Project. In such event and to the extent that there remained a balance left of the Company's initial $2.1 million advance, the Company then had the option to require AfriOre to return such unspent balance in exchange for surrendering its shares of Kwagga, or the Company could choose to

----------
(6)   See, e.g., The Energy Group Inc., SEC No-Action Letter (Dec. 13, 1972).

(7)   See Damson Oil Corp., SEC No-Action Letter (Jan. 11, 1974).

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Wits Basin Precious Minerals Inc.
December 21, 2004
Page 8


allow Kwagga to retain such unspent balance and continue holding its interest in Kwagga. Since Kwagga and AfriOre had no obligation to return any of the funds advanced, it is unlikely that the Company's advances under the Heads of Agreement during the Subject Period would be characterized as making a loan.

      C. THE ASSETS TO WHICH THE COMPANY'S INTEREST IN THE FSC PROJECT, THE HOLDSWORTH PROJECT, BRAZMIN LTDA. AND THE MCFAULDS LAKE PROJECT RELATED DURING THE SUBJECT PERIOD EACH CONSTITUTED AN "OIL, GAS OR OTHER MINERAL ROYALTIES OR LEASES, OR FRACTIONAL INTERESTS THEREIN" FOR PURPOSES OF SECTION 3(C)(9).

      In order to rely for Section 3(c)(9), an issuer is required to hold or own "oil, gas, or other mineral royalties, leases, and fractional interests therein," or at least own certificates of interest or participation or investment contracts relative to "oil, gas, or other mineral royalties, leases, and fractional interests therein," which are hereinafter sometimes referred to as "eligible mineral assets." Despite the statutory reference to royalties, leases and fractional interests in royalties and leases, the Staff has taken the position that a variety of other types of interests constitute eligible assets for purposes of Section 3(c)(9). For example, the Staff granted no-action relief to an entity that proposed to directly acquire oil and gas properties (as opposed to an entity that acquired royalty interests in such properties and projects) for the purpose of exploring for and producing oil, gas and related hydrocarbon substances.(8) Section 3(c)(9) has also been available for companies that proposed to engage in oil and gas exploration activities.(9) Further, although most no-action letters and Commission decisions concerning Section 3(c)(9) deal with oil and gas related ventures, the exception by its terms covers "other minerals," purportedly including interests in gold, silver, copper and other minerals.(10) For example, the Staff has previously taken no action positions to issuers proposing to engage in ownership of interests in coal mines.(11)

      Each of the four projects in which the Company had an interest during the Subject Period involved either owning rights to eligible mineral assets or fractional interests in such mineral assets, or the right to acquire a fractional interest in such mineral assets. During the Subject Period, the FSC Project consisted of a right to acquire an interest in Kwagga, which owned the mineral rights to the project area, for purposes of conducting gold exploration activities. Although the Company did not hold any of the mineral rights (or any fractional interest therein) relating to the FSC Project area during the Subject Period, the FSC Project itself - that is, the mineral rights relating to the land that comprises the FSC Project area - constituted an eligible mineral asset within the meaning of Section 3(c)(9). The question of whether the Company's rights under the Heads of Agreement constitutes an "certificate of interest or participation, or an investment contract" relating to an eligible mineral asset is discussed below.

----------
(8)   See Offshore Exploration Oil Co., SEC No-Action Letter (May 23, 1973).

(9) See, e.g., Damson Oil Corp., SEC No-Action Letter (Apr. 18, 1974) (involving oil and gas exploration); and Tax Shelter Advisory Services, Inc., SEC No-Action Letter (Jan 15, 1974) (involving oil and gas exploration ventures).

(10)  See Rosenblum, at ss. 18.4.

(11) See Belco Petroleum Corp. Belco 1971 Oil and Gas Fund, Ltd., SEC No-Action Letter (July 15, 1971); see also Rosenblum at ss. 18.4.

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Wits Basin Precious Minerals Inc.
December 21, 2004
Page 9


      Aside from the FSC Project, the next largest asset owned by the Company during the Subject Period consisted of the mineral rights to four parcels of land in Brazil that were owned directly by Brazmin, an entity with respect which the Company owned 99.99 percent of the outstanding voting stock from February 6, 2004 until July 19, 2004. Like the proposed issuer in Exploration Oil Corp., the Company (through Brazmin) owned properties - that is, mineral rights - with the intention of conducting gold exploration activities. Accordingly, for purposes of Section 3(c)(9), it is likely that the Company's interest in the mineral rights relating to the Brazmin properties constituted "mineral royalties or leases, or fractional interest therein."

      The Company's interest in the Holdsworth Project during the Subject Period also constituted an eligible mineral asset for purposes of Section 3(c)(9). For the period from June 26, 2003 to November 7, 2004, the Company indirectly owned a 50 percent interest in the mineral rights relating to the oxide zone of the Holdsworth Project by virtue of its 50 percent ownership of Active Hawk. As with the properties held by Brazmin and the oil and gas properties to be acquired by the proposed issuer in Exploration Oil Corp., the mineral rights relating to the Holdsworth Project also constituted a "mineral royalty or lease, or fractional interest therein" as the subject asset is a mineral property - the mineral rights to the oxide zone of the project area.

      Finally, the asset underlying the Company's interest in the McFaulds Lake Project is also an eligible mineral asset for purposes of Section 3(c)(9). The Company holds the right to acquire a fractional interest (70 percent, subject to a further right the Company granted to a third party, which may reduce the Company's fractional interest) in mineral rights relating to the project area. The intended purpose of the project area is to conduct gold and copper exploration activities. Therefore, it is likely that the mineral rights relating to the McFaulds Lake Project area also constitute an eligible mineral asset within the meaning of Section 3(c)(9) of the Act.

      D. CERTIFICATES OF INTEREST OR PARTICIPATION AND INVESTMENT CONTRACTS.

      Section 3(c)(9) is available only if substantially all of the Company's business consists of owning or holding eligible mineral assets or "certificates of interest or participation, or investment contracts relative to" eligible mineral assets. Therefore, to the extent substantially all of the Company's business during the Subject Period did not consist of owning or holding eligible mineral assets, or fractional interests therein, in order to qualify for the
Section 3(c)(9) exclusion, the Company must own "certificates of interest or participation in or investment contracts relative to" such eligible mineral assets. The Staff has taken the position that securities, such as limited partnership interests, issued by companies that own or hold eligible mineral assets constitute "certificates of interest and investment contracts" for purposes of Section 3(c)(9): "Interests in oil and gas limited partnerships or joint ventures have generally been considered "certificates of interest or participation in or investment contracts relative to" oil or gas royalties or leases and thus limited partnerships or joint ventures owning such interests have been considered, generally, excepted from the [Investment Company Act]."(12)

      In accordance with this position, the Staff has granted no-action relief to a company substantially all of whose business was proposed to be purchasing limited partnership interests in oil

----------
(12)  Investment Company Act of 1940 Release No. 8456 (Aug. 9, 1974) at n.3.


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Wits Basin Precious Minerals Inc.
December 21, 2004
Page 10


and gas drilling and development ventures.(13) Conversely, as discussed above in Damson, the Staff also took the position that debt securities evidencing loans to oil and gas programs were not certificates of interest or participation in or investment contracts relative to eligible mineral assets within the meaning of
Section 3(c)(9), even when the debt securities included an "equity kicker" that entitled the debt holders to a royalty payment on the underlying oil and gas leases.(14)

      Until the Company acquired a 100 percent interest in Active Hawk in November 2003, it only held a 50 percent interest in certain mineral rights relating to the Holdsworth Project and a 50 percent interest in the Heads of Agreement as a result of its 50 percent interest in Active Hawk. Nonetheless, in accordance with Professional Consultants and the Staff's interpretation set forth above, the Company's ownership of 50 percent of the limited liability company interests of Active Hawk likely constituted a "certificate of interest or participation" in the mineral assets underlying the Holdsworth Project and the Heads of Agreement within the meaning of Section 3(c)(9).

      As discussed above, the Company directly (or indirectly through a subsidiary) owned the mineral rights, or a fractional interest in the mineral rights, relating to the Holdsworth Project and Brazmin properties at all times during the Subject Period. The Company's interest in the FSC Project, whether before it acquired 100 percent control of Active Hawk or after, was different, however. The Company owned, through the Heads of Agreement, the right to acquire an initial 35 percent stake in Kwagga (or one-half of that amount prior to November 7, 2003), the company that owned the mineral rights relating to the Project area. As discussed above, the mineral rights relating to the FSC Project area themselves constituted a "mineral royalty, lease" within the meaning of
Section 3(c)(9) of the Act. During the Subject Period, however, the Company did not directly or indirectly own such mineral asset or a fractional interest in such mineral asset. Section 3(c)(9) also provides that an issuer may rely on its exclusion if substantially all of its business is owning or holding "an investment contract relative to" an eligible mineral asset. It is necessary, therefore, to analyze whether the Heads of Agreement constituted an "investment contract."

      The U.S. Supreme Court in SEC v. J.W. Howey Company, 328 U.S. 293 (1946) defined the term "investment contract" as "a contract, transaction or scheme, whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of a promoter or a third party...." At the commencement of the Subject Period, the Company advanced to Kwagga the sum of $500,000 and thereafter made several additional advances through August 29, 2004 totaling an additional $1,525,000. Once the Company had satisfied the entire $2.1 million initial commitment contemplated by the Heads of Agreement, it would be entitled to receive a 35 percent equity stake in Kwagga. The advances of capital made by the Company during the Subject Period were being used to conduct exploration activities on the FSC Project area, which were conducted by AfriOre or its affiliate. During the Subject Period, the Company had no right to participate in management of Kwagga or in the development of the exploration plans relating to the FSC Project; rather, such activities were solely within the control of AfriOre. The only information relating to the FSC Project or Kwagga to which the Company was entitled were periodic updates and reports furnished by AfriOre concerning the status of the exploration activities. Accordingly, the Company's

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(13)  Professional Consultants, Inc., SEC No-Action Letter (Dec. 19, 1980).

(14)  Damson Oil Corp., SEC No-Action Letter (Jan. 11, 1974).

Wits Basin Precious Minerals Inc.
December 21, 2004
Page 11


advances to AfriOre/Kwagga during the Subject Period pursuant to the Heads of Agreement were done so with an expectation that it would realize a return on an its investment solely in reliance on AfriOre's efforts to conduct exploration activities on the FSC Project. It is therefore likely that the Heads of Agreement constituted an "investment contract" under the Howey test.

      If the Heads of Agreement constitutes an "investment contract," then
Section 3(c)(9) requires that the Heads of Agreement relate to a "mineral royalty or lease" within the meaning of that section. As discussed above, the particular assets underlying the FSC Project during the Subject Period were the mineral rights relating to the FSC Project. Although throughout the Subject Period the mineral rights were held entirely by AfriOre/Kwagga, the Heads of Agreement was an investment contract that provided for the Company's acquisition of a fractional interest in those mineral rights. The Heads of Agreement was therefore "an investment contract relative to" a "mineral royalty or lease, or fractional interest therein," within the meaning of Section 3(c)(9).

III.  CONCLUSION.

      While certainty is not possible, we are of the opinion that during the Subject Period, to the extent the Company met the threshold definition "investment company" set forth in Section 3(a)(1)(C) of the Act, it also qualified for the exclusion from such definition provided by Section 3(c)(9) of the Act, all subject to the assumptions and limitations discussed herein. We do not assume any obligation to provide any additional information that may come to our attention after the date hereof.

      Further, in addition to the exclusion provided by Section 3(c)(9), Section 3(b)(1) of the Act also excludes from the definition of investment company under section 3(a)(1)(C), "[a]ny issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities." Although we note that the Company may also qualify under the exclusion provided by Section 3(b)(1) for all or a portion of the Subject Period, we express no opinion concerning the applicability of Section 3(b)(1) to the Company during any portion of the Subject Period.

IV.   CONSENT

      We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

                                       Very truly yours,


                                       /s/ Maslon Edelman Borman & Brand, LLP